Exhibit 99.1
NAVIOS MARITIME PARTNERS L.P.
DECLARES CASH DISTRIBUTION OF $0.35 PER UNIT
AND
ANNOUNCES THE DATE FOR SECOND QUARTER 2008 RESULTS,
CONFERENCE CALL AND WEBCAST
Earnings Announcement: Today, Tuesday, July 29, 2008, after 4.00 PM EDT
Conference Call and Webcast: Wednesday, July 30, 2008, at 8:30 A.M. EDT
PIRAEUS, GREECE – July 29, 2008 - Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an owner and operator of Capesize and Panamax vessels, announced today that its Board of Directors has declared a cash distribution of $0.35 per unit for the second quarter ended June 30, 2008. The cash distribution will be payable on August 14, 2008 to unit holders of record as of August 8, 2008, excluding common units issued to Navios Maritime Holdings Inc. in connection with the sale of Navios Aurora I in July 2008.
Navios Partners will announce earnings for the second quarter ended June 30, 2008 after 4.00 PM EDT today, Tuesday, July 29, 2008.
Navios Partners will also host a conference call tomorrow, Wednesday, July 30, 2008 at 8:30 A.M. EDT, during which Navios Partners’ senior management will discuss the results of the second quarter ended June 30, 2008.
Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers:
US Toll Free Dial In: 1866 819 7111
UK Toll Free Dial In: 0800 953 0329
International Dial In: +44 (0) 1452 542 301
Please quote “NAVIOS MLP”.
In case of any problems with the above numbers, please dial:
US Toll Free Dial In: 1866 223 0615
UK Toll Free Dial In: 0800 694 1503
International Dial In: +44 (0) 1452 586 513
Please quote “NAVIOS MLP”.
A telephonic replay of the conference call will be available until August 6, 2008 by dialing the following numbers:
US Toll Free Dial In: 1866 247 4222
UK Toll Free Dial In: 0800 953 1533
International Dial In: +44 1452 550 000
Access Code: 33433537#
Slides and audio webcast:
There will also be a live, and then archived webcast of the conference call, through the Navios Partners’ website
(www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
A supplemental slide presentation will be available on the Navios Partners’ website at www.navios-mlp.com under the “Investors” section at 7:45 A.M. EDT on the day of the call.

About Navios Maritime Partners L.P.
Navios Partners (NYSE: NMM), a publicly traded master limited partnership formed by Navios Maritime Holdings Inc (NYSE: NM), is an owner and operator of Capesize and Panamax vessels. For more information, please visit our website at www.navios-mlp.com.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including intended distributions, expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts
Public & Investor Relations Contact:
Navios Maritime Partners L.P.
Investor Relations
Nicolas Bornozis
Capital Link, Inc.
Tel. (212) 661-7566
E-mail:naviospartners@capitallink.com